Exhibit 99.1

SCOTIABANK ANNOUNCES DIVIDEND ON OUTSTANDING SHARES

TORONTO, ON (3/04/14) – Scotiabank today announced a dividend on the outstanding shares of the Bank for the quarter ending April 30, 2014, as follows, payable on April 28, 2014 to shareholders of record at the close of business on April 1, 2014:

Common Shares
• Dividend No. 579	of $0.64 per share; an increase of 2 cents;

Non-Cumulative Preferred Shares
• Series 13, Dividend No. 36	of $0.30 per share;
• Series 14, Dividend No. 29	of $0.28125 per share;
• Series 15, Dividend No. 28	of $0.28125 per share;
• Series 16, Dividend No. 26	of $0.328125 per share;
• Series 17, Dividend No. 25	of $0.35 per share;
• Series 18, Dividend No. 24	of $0.209375 per share;
• Series 19, Dividend No. 4	of $0.1845 per share
• Series 20, Dividend No. 24	of $0.225625 per share;
• Series 21, Dividend No. 2	of $0.162625 per share;
• Series 22, Dividend No. 22	of $0.239375 per share;
• Series 23, Dividend No. 1	of $0.173875 per share;
• Series 26, Dividend No. 21	of $0.390625 per share;
• Series 28, Dividend No. 21	of $0.390625 per share;
• Series 30, Dividend No. 16	of $0.240625 per share;
• Series 32, Dividend No. 13	of $0.23125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan (the Plan).

Under the Plan, the Bank determines whether the additional common shares will be purchased on the open market or issued by the Bank from treasury. At this time, and until such time the Bank elects otherwise, the Bank has decided to continue to issue the shares from Treasury, with no discount to the Average Market Price (as defined in the Plan) and without the payment of any brokerage fees or other acquisition costs. This change will be effective beginning with the dividend declared today for the quarter ending April 30, 2014.

For further information:
Peter Slan, Scotiabank Investor Relations, (416) 933-1273;
Diana Hart, Scotiabank Media Communications, (416) 866-7238.